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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Mosenergo

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4475 FISCAL YEAR 1-1-97

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlc

DATE : 7/12/02



Towards light, warmth and friendly environment

AOMOSENERGO'97

AO MOSENERGO '97



ANNUAL REPORT

ELECTRICITY AND ENERGY PRODUCTION STOCK COMPANY
«MOSENERGO»


Moscow region
10
4
Zagorskaya PSP
3
12
2
TEP-27
5
LAPS-3
TEP-6
8
9
TEP-22
LAPS-5
11
1
6
13
7
TEP-17
Moscow city
LAPS-4
TEP-21
TEP-28
TEP-16
TEP-23
TEP-11
TEP-1
TEP-12
TEP-25
TEP-20
TEP-9
TEP-8
TEP-26
LAPS-24
- Substations and AL 750 кV
- Substations and AL 500 кV
- Substations and AL 220 кV
- Power stations*
- Moscow cable network
* TEP – Cogeneration, LAPS – Local aerial, PSP – pumped storage plant.

STRUCTURE OF AO MOSENERGO


GENERAL ASSEMBLY OF SHAREHOLDERS
Chairman of the board of directors
BOARD OF DIRECTORS
Director General
ADVISORY COUNSIL
Chairman of the commission
AUDITING COMMISSION
ADVISORY COUNCIL FOR THE SUBSIDIARIES
MAN ADMINISTRATIVE OFFICE
21 electric power stations
13 electric power grids
Teplovye Seti
Moscow cable tunnel network
Energosbyt
Energosvyaz
4 design and construction bureaus
6 maintenance and construction subsidiary affiliates
3 works subsidiaries
8 other subsidiaries

MOSENERGO SERVICE MAP

MOSENERGO POWER PLANTS
(as of January 1, 1998)

Power plant	**Number of turbines and their power capacity,** MW	**Aggregate power capacity,** MW	**Total heat power,** Gcal/h
TEP-1 with the branch	5x12;1x32;1x14.7	106.7	976.6
LAPS-3	1x6.3;1x9;1x12;1x13;2x100;1x107;2x128	603.3	295.5
LAPS-4	1x2;1x3;6x300;1x80	1885.0	466.0
LAPS-5	1x80;3x200;2x210	1100.0	344.3
TEP-6	4x6	24.0	139.0
TEP-8	2x35;1x105;4x110	615.0	2224.0
TEP-9	1x50;2x60;1x80	250.0	859.0
TEP-11	1x60;1x80;1x110	250.0	1073.0
TEP-12 with the branch	1x3.5;2x60;2x80;1x110;2x6	405.5	2047.0
TEP-16	2x25;1x30;1x42;2x60;1x110	352.0	1472.0
TEP-17	1x20;1x25;1x40;1x75;1x22	182.0	732.0
TEP-20	1x25;2x30;1x40;2x100;3x110	685.0	2344.0
TEP-21	1x80;2x100;5x110;2x250	1330.0	4603.0
TEP-22	6x60;2x100;3x250	1310.0	3584.0
TEP-23	3x100;4x250;1x110	1410.0	4515.0
LAPS-24	1x310	310.0	-
TEP-25	2x60;5x250	1370.0	3908.0
TEP-26	2x80;5x250	1410.0	3826.0
TEP-27	1x80	80.0	908.0
TEP-28	1x25	25.0	40.0
Zagorskaya PSP	5x200	1000.0	60.0
Total		**14703.5**	**34416.4**

NOTE. Power of peak hot-water boilers is included into the total heat power.



MOSENERGO ELECTRIC GRIDS

(as of January 1, 1998)

	Electric grids	Length of power transmission line, km					Area serviced
		Total	500kV	220kV	110kV	35kV	sq.km
1	Yuzhniye	1563.20	207.10	393.80	835.60	126.70	2392
2	Vostochniye	646.68	-	128.52	401.57	116.59	3600
3	Oktyabrskiye	2019.60	155.80	625.40	837.80	400.60	4000
4	Severniye	1597.88	81.10	479.90	630.59	406.29	2924
5	Noginskiye	1770.64	105.30	395.70	992.64	277.00	3830
6	Podolskiye	1990.70	-	654.40	963.90	372.40	3940
7	Kolomenskiye	1442.61	-	242.32	1055.17	145.12	3978
8	Shaturskiye	1548.04	-	420.56	724.34	403.14	4370
9	Zapadniye	2202.23	-	599.73	1079.40	523.10	3447
10	Dmitrovskiye	1059.49	-	166.60	502.00	390.89	3088
11	Mozhaiskiye	1067.31	-	119.20	340.62	607.49	4758
12	Volokolamskiye	801.72	-	83.80	214.00	503.92	3383
13	Kashirskiye	1779.57	249.10	338.90	956.14	235.43	3290
	Total	**19489.67**	**798.40**	**4648.83**	**9533.77**	**4508.67**	**47000**



AO MOSENERGO - IN FIGURES

PRINCIPAL PRODUCTION FIGURES	1996	1997
Installed electric capacity (MW)	11701.0	11718.5
Installed electric capacity, comprising power stations leased from RAO «EES Rossii»(MW)	14686.0	14703.5
Captive use of capacities (MW)	8708.0	8721.0
Capacity transmitted to wholesale market (MW)	731.3	536.0
Electric power production (bn kWh)	73.1	66.8
Electricity sales (bn kWh)	59.4	52.5
Electricity transmitted to the wholesale market (bn kWh)	12.6	5.4
Installed heat capacity (Gcal/h)	33424.9	33643.0
Installed heat capacity, comprising power stations leased from RAO «EES Rossii» (Gcal/h)	34235.2	34452.5
Heat power sales (from collectors) (mln Gcal/h)	82.9	80.7
Personnel (number of people)	49629	49935

PRINCIPAL FINANCIAL-ECONOMIC INDICES (bn rbl)	1996	1997
Product (works, services) sales	14869.1	20804.2
Balance income	4041.9	4103.6
Profit taxes	1238.0	1323.3
Net profit (after taxes)	2803.8	2780.2
Investments into the means of production	2863.5	3017.9
Depreciation	1590.4	1681.0
Balance	53079.8	58252.0
Shareholders equity	41401.2	43901.3
Authorised capital	2560.0	2560.0





INSTALLED ELECTRIC AND POWER CAPACITIES*
MW
Gcal/h
14800
14600
14400
14200
14000
13800
34600
34400
34200
34000
33800
33600
14146
14445
14478
14686
14703
33593
33919
33833
34190
34452
1993
1994
1995
1996
1997



ELECTRIC AND HEAT POWER SALES*
mln KWh
thousand Gcal
60000
58000
54000
50000
48000
90000
85000
80000
75000
70000
87066
84187
59134
59360
52544
57185
58337
77323
78591
76275
1993
1994
1995
1996
1997

* With LAPS-4,5, leased at RAO «EEC Possii»





Dear Shareholders!

We mark the end of 1997, the year which had been a special one for all of us: this year the AO MOSENERGO celebrated its 110-th anniversary.

Today the AO MOSENERGO is the biggest energy-producing company of the RAO «EES of Rossia». The energy producing potential of our company has increased 400 times during the period of our development. Nowadays we operate with the total power of 14700 MW our installed equipment is capable of producing. We produce 13% of heat and 10% of electric power of Russia, fully satisfying our own customers' demands and selling out the surplus power to the wholesale market.

The last year would be remembered as not an easy one, still, notwithstanding the difficulties caused by economic reforms, financial crisis and subsequent non-payments for the energy consumed AO MOSENERGO has managed to strengthen its energy producing potential and preserve its financial stability.

We have launched new substations in the system, new turbines became operational, the new equipment was installed and commissioned. All that allowed us to increase by 17.5 MW the electric power and by 195 Gcal/h – the heat as compared to the 1996.

As a whole, we are quite satisfied with our financial results for 1997: the overall income (as calculated on the base of the payments made) totalled 20.8 trillion rubles and clear profit - 2.78 trillion rubles.

These results make it possible for us to pay dividends to our shareholders – just as we did in previous years. The dividend per share in 1997 was 50 rubles.

We are happy about the increase in the number of our shareholders. We would like to tell the new

owners of the Company and remind the old ones: we are glad to see you among us, we treat you as our associates and thank you for your cooperation. We are quite open to all our shareholders. The information about our Company is always available in the Company's reports for shareholders, in mass media, in the monthly TV program «Energiya».

The 1997 was of special importance for us because in 1997 the «Moscow region Energetics development program for the period of up to 2001» was adopted. This program outlines the MOSENERGO strategy well into the 21-st century. We have all witnessed the intensive construction works in Moscow and Moscow region. You understand that this construction work requires direct MOSENERGO participation and we have to make all necessary steps not to become an obstacle on the way of the rebuilding economy of the region.

The development program up to the 2001 marks the transition to the new level of the energy-producing technique. The implementation of the program has already started. We are working on the new designs of the number of energy-producing units on the basis of new steam-gas and gas techniques, we have started the construction of the GTU-TEP in the Electrostal city, which is planned to become operational in 1998. This heat-producing TEP will open up many new opportunities for the Moscow region.

All projects that we plan to run are based on the latest technologies and materials in line with the current international standards. That will help us to deal more effectively with the environmental issues, which MOSENERGO considers as one of its top priorities. The environment protection is a matter of vital importance. Our goal is to bring the parameters of the newly installed and reconstructed equipment up to the international environmental standards. In 1997 alone we have spent 90 bn rubles for this purpose.

Of course, whatever we did accomplish during the previous year would not have been possible without our major resource – the almost 50-thousand team of specialists, who work 24 round the clock to maintain the stable and reliable operation of the system. These are people we rely upon while planning our future achievements. The well-being of our staff, the increase of our workers' standard of living as well as keeping our specialists highly qualified and well-trained has become one of the top priorities of the Company's social policy.

In 1997, like always, our Company paid special attention to the staff training, medical and social programs. We all feel that the Company and its staff share the same interests and goals, and we fully intend to preserve this feeling in the future.

The results of the 1997 prove that the slogan we've chosen «Towards light, warmth and friendly environment!» has become for us a reality. We do hope that in the nearest future our country will see a complete recovery and stable operation of its industry, the normal and efficient monetary relations, real stimuli to reduce production costs and to increase the efficiency of power producing equipment. We hope that the present strain in the energy complex of Russia will ease and we shall be able to achieve even better results and make our slogan even more meaningful. We represent Moscow in the power system of Russia and we shall do our best to keep our system a reliable part of the whole power system of Russia. These hopes are further enhanced by the faithful and benevolent support of our esteemed shareholders.

We wish you health, happiness and every success.

Chairman of the Board of Directors
A. Ya. Kopsov

Director General
N. I. Serebryannikov


6

POWER PRODUCTION, TRANSFER AND SALES

In 1997 the activities of the AO MOSENERGO were carried out in the conditions of the difficult economic situation in Russia. In these conditions the main Company's task was to ensure the reliable and uninterrupted power supply of Moscow and Moscow region. We can state that in 1997 we have managed it quite well.

In 1997 the AO MOSENERGO has produced 66.8 bn kWh of electric energy. The bulk of the electric energy delivered by our power stations was 61.0 kWh. In 1996 the total energy produced had been 73.1 bn kWh and the energy delivered – 67.2 bn kWh.

The electric power transmission from the power stations and down to the consumers is handled by the 13 affiliates of electric power networks and the Moscow cable network.

The electric energy transmission losses made up 11.7% of the total energy produced; in 1996 – 9.4% of the total.

Last year the AO MOSENERGO maintained an excess supply of the electric power and supplied with the total volume of 52 bn kWh of energy both its own consumers – 47.2 bn kWh (Moscow region consumers – 48.1 bn kWh) and the Federal wholesale energy market (FOREM – 5.4 bn kWh). In the system as a whole the bulk of the electric power supplied to the consumers was reduced by 11.5%.

From the very beginning of this year we have stated a major task – to reduce the non-paid transfer of electric power to other regions and to improve the collection of payment for the electric energy supplied. The electric energy transfer as compared to the 1996 figures was reduced by 57.5%, and as a result the sale of energy transferred to FOREM increased up to 81% of the total, as compared to the 52% figure in 1996.

The total reduction of the electricity production by our power stations as compared to 1996 had been 8.6%, which was mostly accounted for by the reduction of the electric power transfer to the wholesale market.

Starting from the second quarter of the 1997 we have witnessed the increase of the power consumption by our own consumers by 1.0%. This figure is very important as it signifies the beginning of the economic stabilisation of our region.

As compared to the previous year the electric power consumption in the industrial sector has reduced by 0.27%; starting from May we have witnessed the increase in power consumption. During the II quarter there had been a slight decrease – 0.85%, but during the III quarter the increase had been 3.6% and in the IV quarter – 7.1% respectively, which could be accounted for by the overcoming of the depression and even increase of the production in such spheres of industry as oil processing, paper producing and automobile construction, as well as petrochemistry and equipment production.

The electric energy demand from individual household consumers kept going up and showed an increase of 3.0% as compared to the 1996 results. That was accounted for by mostly the new houses construction and reconstruction of the old ones in Moscow and Moscow region (we noted 60.3 thousand increase in the num-

DINAMICS OF ELECTRIC POWER CONSUMPTION MOSCOW REGION


bn Kwh
60,0
50,0
40,0
30,0
20,0
10,0
0
55,6
53,5
49,3
47,9
47,6
48,1
23,8
21,3
17,5
16,0
14,6
13,9
11,3
12,6
12,1
12,2
12,6
13,4
9,2
9,9
10,5
10,7
11,6
12,2
2,2
1,9
1,7
1,4
1,2
1992
1993
1994
1995
1996
1997
AO MOSENERGO consumers, electric power consumption
Industrial consumers
Home consumers
Non-industrial consumers
Agricultural consumers

STRUCTURE OF ELECTRIC POWER CONSUMPTION MOSCOW REGION


%
100
90
80
70
60
50
40
30
20
10
16,7
14,0
14,8
15,2
15,5
15,3
16,4
18,5
21,3
22,3
24,4
25,4
3,8
4,1
3,9
3,6
2,9
2,5
20,3
23,6
24,5
25,5
26,5
27,9
42,8
39,8
35,5
33,4
30,7
28,9
1992 1993 1994 1995 1996 1997
Other consumers
Home consumers
Agricultural consumers
Non-industrial consumers
Industrial consumers

ELECTRIC POWER BALANCE OF AO MOSENERGO IN 1997
(bn kWh)


Own electric power consumption: 5,75
Technological expenditures: 7,13
Production expenditures: 1,47
ELECTRIC POWER OUTPUT
66.78
66.89
CONSUMPTION OUTPUT
52.54
ELECTRIC POWER CONSUMPTION, OWN CONSUMERS
47.18
MOSCOW REGION
20.77
MOSCOW
26.41
0.11
5.36

DINAMICS
OF HEATING POWER SALES
HOT WATER


mln Gcal
82,0
80,0
78,0
76,0
74,0
72,0
70,0
81,4
79,7
75,4
75,8
73,3
73,4
1992
1993
1994
1995
1996
1997

ber of consumers) and by increase of the number and power of home appliances.

There was a stable increase of electric power consumption by the non-industrial consumers – commercial and service organisations, trade, advertising etc. (2.2% increase in 1997) as well as by wholesale resellers (5.3%).

AO MOSENERGO is the main heat supplier of Moscow and Moscow region. Mosenergo covers more than 77% heat demand in Moscow. In 1997 the energy system supplied 80.7 mln Gcal of useful heat, or by 2.7% less than in 1996.

The transmission of heat power to the consumers and the operation of the heating network is done by the subsidiary Teplovye Seti (Heat Networks). The total length of heat networks increased in 1997 by 28.2 km, mainly as a result of accepting charge of the consumer heating intakes (the total of 17.3 km). The total added heat power load (not counting the heat losses) had been calculated as 30.6 thousand Gcal as of 01 January 1998.

The main heat carrier in the central heating systems is water. With water the consumers receive 96.3% of heat, the remaining 3.7% – with steam. Though this proportion is different for different regions: the Moscow consumers receive the heat power with water 96.9% and 3.1% – with steam; in the Moscow region – 85.4% and 14.6% respectively.

The total useful supply of heat in 1997 has reached 73.4 mln Gcal, which means the 3.1% reduction as compared to 1996.

During the same period the total useful supply of heat brought with steam in 1997 has reached 2.8 mln Gcal, which means the 11.1% reduction as compared to 1996.

In spite of the comparatively low average air temperature in the IV quarter of 1998 (–4.7° C as compared to +1° C in

1996) there was no expected heat consumption increase for the whole year, as the substantial decrease in the hot water consumption (10.5% less as compared to 1996) in the I quarter because of the warm weather compensated the increase of consumption in April, May and in the IV quarter. The average outside temperature during the whole heating period of 1997 stayed practically at the last year level: −1.9° C as compared to the −1.7° C in 1996. The length of the heating period in 1997 had been reduced by 24 hours and was 5040 hours as compared to 5064 hours in 1996.

The sales of the electric and heat power to the consumers is performed by the affiliate companies: Energosbyt (sales of electric power), Teplovye Seti (sales of the heat power in Moscow) and LAPS – 3,4,5,6 TEP – 17,27 ZPSP (sales of the heat power in Moscow region).

The relations with the consumers of electric and heat power are built on the basis of the existing legislative norms and regulations; those relations are regulated by the signed contracts for the power supply, the above contracts preview the responsibilities of both sides for the energy supply and payments. In 1997 the consumers paid for the energy received in different ways – with money, securities, mutual settlements, goods and tax offsets. During 1997 69 thousand contracts had been signed, out of those 4 thousand contracts with industrial enterprises, 64 thousands contracts with non-industrial enterprises, 912 contracts with agricultural enterprises and 52 contracts with resellers.

At present the number of Energosbyt customers exceeds 4 million clients, and Teplovye Seti – 13 thousand.

The system of energy distribution and sales is of particular importance nowadays, as in the conditions of the market economy the power-producing enterprise has no other income besides the payments received for the energy delivered.

In the process of energy sales the close contact and cooperation are kept with the local legislative and administrative bodies, the mass media and public organisations are kept informed about the role of the energetics in the economy and development of the region, the necessity and importance of the timely payment for the energy resources consumed are constantly stressed and the influence of the non-payments on the stability and reliability of the power supply explained.

Sales affiliates together with the Direction General of the Mosenergo analyse the credit worthiness of the energy consumers and the liquidity of their products, decide upon the measures to be taken and reveal the bankrupt enterprises. The inseparable part of the commercial activities is the work with the banks in order to ensure the duly transfer of payments due from their clients' accounts. The work on filing protests and lawsuits is actively carried out as well.

One of the main tasks of the commercial affiliates is the further improvement of marketing policy, which in turn depends on the ability to study the conditions and prospects of the energy market developments, including the forecasts of the solvent power requirements of the market.


STRUCTURE
OF HEATING POWER SALES
HOT WATER
%
100
90
80
70
60
50
40
30
20
10
37,6
40,1
40,6
38,1
36,7
36,2
51,3
51,3
53,0
56,4
58,2
59,2
11,1
8,6
6,4
5,5
5,1
4,6
1992 1993 1994 1995 1996 1997
Outher consumers
Housing accomodation
Industry


ACTUAL TEMPERATURE
OF THE OUTSIDE AIRE
℃
7
6
5
4
3
2
1
0
-1
-2
-3
5,89
4,74
4,70
6,60
5,40
5,06
-1,19
-1,88
-2,99
-1,17
-1,89
-1,71
1992 1993 1994 1995 1996 1997
Annual average
During the heating period



REPAIR AND RECONSTRUCTION

In order to complete successfully the production program and to maintain the stable and uninterrupted power supply of the consumers the power stations equipment as well as power networks have to be maintained in the good working condition and conform to the modern technological requirements. The repair, maintenance and reconstruction program of the company helps to ensure the reliable and economic operation and to prolong the effective working life of the equipment of the power system.

The maintenance and reconstruction works are performed by the specialised maintenance departments of the AO MOSENERGO, industrial subsidiaries (electric power stations and networks) and third party sub-contractors.

In 1997 the total money spent on the repair and maintenance was 2355 bn rubles. Below is the breakdown of these expenses:

- power stations – 50%
- aerial power lines – 9%
- electric power cable networks – 11%
- heat power networks – 30%

During the maintenance campaign of 1997 the large amount of work on the maintenance, diagnostics and preventive maintenance of the thermomechanical and elecrotechnical equipment was performed.

The following equipment has undergone the repairs: 15 power units (representing 47.1% of the total installed power), 32 power boilers (representing 32.8% of the total steam producing capacity), 25 turbines (representing 33.3% of the total installed turbine capacity), 19 water-heat boilers (representing 17% of the total water-heat boilers capacity).

The 940 tons of power boilers' surfaces, 154 tons of non-heated conducting pipes within power boilers, 460 tons of RVP padding, 674 tons of convective parts and power boilers' screens and 12 sets of turbine blades were replaced during the repairs.

20 generating unites were vibration-checked in different modes of operation before and after maintenance. The vibration checks before the maintenance helped to get the detailed information about the technical conditions of generator units and to pinpoint the hidden defects. The results of vibration checks were confirmed later in the process of capital repairs. The state of stator cores and rotor winding were checked on 7 turbogenerators with the help of endoscopes.

21 generators have undergone capital repair, 20 generators - average repair. The following equipment was repaired: 33 power transformers, 716 low-power transformers, 2013 high voltage motors (out of which 164 were rewound for different reasons), 2943 low voltage motors, 20 sets of oil switches 110-220 kV and 13 sets of air switches 20-500 kV. The total of 4 capital and 2 average electric filter repairs were performed.





The following equipment was changed: 2 generators, 3 transformers, 2 accumulating batteries, 3 sets of oil switches 110 kV were changed for new ones of BMT-110 type.

The boiler unit No 11 at the TEP-22 has undergone the reconstruction of the electric filter according to the design of the ABB company.

The power network subsidiaries have also taken part in the repair and maintenance work as well as in the works on improving of the reliability of the equipment.

In the high voltage power networks the following equipment has undergone repairs: 256 power transformers of the size group III and bigger, 28 synchronous compensators, 395 sets of air and oil switches 110-500 kV. The electric arch protection was introduced in the KRU racks on 10 substations. The 67 substations 35-500 kV has undergone a combined maintenance. 29 thousand defective insulators were replaced (including 2.5 thousand AL 500 kV insulators – RAO property).

On the three autotransformers 500/220 (110) kV at the substations Tchagino, Beskudnikovo and Ochakovo the current limiting reactors of ROM-35 type were switched on in order to limit the single-phase short-circuit current and to reduce the short-circuit current through the transformers' windings. The anti-resonance 35 kV transformers were introduced in the Severnye and Zapadnye power networks.

The 22 km of AL 35-110 kV in Severnye, Dmitrovskie, Kashirskie and Mozhaiskie power networks were reconstructed.

The mobile laboratories for checking and testing 6-10 kV 0.1 Hz frequency cable networks and for checking the grounding of ORU and substations were designed, manufactured and comissioned.

The distribution networks had undergone the following repairs: 1438 consumer

substations 6-10-0.4 kV had been repaired, 3556 km of AL 0.4-10kV had been repaired, 2227 wooden support poles were changed, 1048 km of wire were changed, 1314 cable lines were repaired. 22 sets of AVR and APV had been installed.

In order to improve the reliability of the electric power supply 14 consumer feeders 6-10 kV were split, looped and sectioned.

The following repairs had been carried out on the Moscow cable network: total number of repairs – 12170; the big program aimed at the improving of the 110, 220 and 500 kV cable networks reliability. The number of cases of 110-220 kV cable damage reduced as compared to the 1996. All in all there were 12 cases of damage reported as compared with 20 cases in 1996.

The large amount of work had been carried out to develop, modernise and improve the reliability of the relay circuit breakers and automatic switches at the electric power stations and network subsidiaries. In the process of repair and maintenance works on the old equipment as well as installation of the new one the total of 1600 relay circuit breakers and automatic switches sets had been installed.

The heat transportation networks had undergone repairs and test run of 21 pump stations. During the year 78.1 km of heat networks had undergone capital repairs. 20.4 km of water heat lines and 1.0 km of steam heat lines had undergone repairs. By the beginning of the heating season the pumping equipment of the pumping station Gastello had been reconstructed. During repairs and reconstruction of the heat transportation pipelines the new pipes with polyurethane foam insulation, hydropic protection polyethylene coating and insulation humidity control were utilised.





INVESTMENT POLICY

News of the Joint Stock Company

In the 1997 the AO MOSENERGO shares stably kept the «blue chips» position and occupied a high position in the investment portfolios of the largest Western investment companies and funds.

During the January – September period in 1997 the market price of shares kept going up both on the Russian market and abroad: at the beginning of 1997 the market price had been 6500 rubles per share and in September it already exceeded 10000 rubles.

The autumn crisis on the international markets of capital had a negative effect on the Russian companies' shares and affected the AO MOSENERGO shares as well.

At the end of the year the market price had been 6400 rubles per share. The price went up a little in January 1998, reaching sometimes the 8.5 rubles mark (in 1998 rates) but the situation on the Russian stock market remains far from stable.

At the annual Shareholders' Meeting in April 1997 the issues regarding the changes and amendments to the Charter of the AO MOSENERGO were discussed and resolutions passed, the new edition of the Charter was approved, together with the following documents: Annual Report, Accounting Balance, Revenues and Losses Report, Revenues and Losses Distribution. At the Meeting the members of the Board of the Directors were elected, as well as the Chairman of the Board of the Directors. The proposed Company Auditors were approved for the next period. The dividends to be paid out for the 1996 were approved, the payable amount was approved to constitute 5% or 50 rubles per nominal share.

In 1997 certain changes were made to the Administrative Board of AO MOSENERGO. The following members left the Administrative Board: Nikiforova T.D. – Chief Accountant and Dugin A.I. – Deputy Chief Engineer, Electrical Department. The above Members left the Board in connection with their retirement. The Administrative Board of the Company expresses its gratitude to these respected Company emploees for their long and faithful work, kindness and helpfulness in relations with colleagues and the professional qualities they passed over to their successors.

The Board of Directors of the AO MOSENERGO has re-introduced the following Members into the Administrative Board:

– Dronova Tatiana Petrovna – Chief Accountant, who has been working with the Company for more than 16 years, including the last 13 years as a Deputy Chief Accountant of the AO MOSENERGO;

– Zinakov Vadim Evgenievitch – Deputy Chief Engineer, Electrical Department, since September 1997, who has been working with the Company for 24 years, including the last 10 years as a Chief of the Electrical Workshop, TEP-21.

SHAREHOLDERS STRUCTURE



RAO EEC «Possii» **49%**
Foreign investors **29.5%**
Employees and other phisical persons **9.9%**
Russian companies **11.6%**


SHARE PRICE HISTORY
$ USA
2.00
1.80
1.60
1.40
1.20
1.00
23.01.97
06.10.97
1.787
1.547
02.12.97
05.01.97
07.04.97
01.08.97
03.11.97
30.12.97



AO MOSENERGO's shares during the whole year kept actively rotating on the secondary market, which caused some changes in the share capital.

The share capital structure as on 01 January 1998 is listed below:

– RAO «EEC Rossii» – 49%
– Russian companies – 11.64%
– Foreign companies – 29.45%
– Physical persons – 9.91%

The positive change in the structure of the share capital is the increase of the share capital part, belonging to the Russian companies from 4.8% in the end of 1996 up to 11.6% by the end of 1997, as well as the increase of the share capital part, belonging to the physical persons, namely, the workers of the AO MOSENERGO, purchasing shares on the secondary markets. Since November 1997 the part, belonging to the physical persons has increased by 0.19 points.

In September – October 1997 the AO MOSENERGO has placed the Eurobonds on the European and American markets for the total amount of 200 million USD with the retirement period of 5 years. The demand 3.7 times exceeded the offer. As a result of the trade the annual coupon profit on the shares made 8.375%, the above figure being unprecedentally low for the Russian company. The proceeds received were directed to financing of the capital construction of power industry infrastructure in Moscow and Moscow region.

In order to adjust the volume of the Authorised Capital of the AO MOSENERGO and make it correspond to the real value of the Company assets the Board of Directors of AO MOSENERGO has passed a suggestion to increase the amount of the Authorised Capital by the difference of the main assets re-calculation, which was conducted in 1994 – 1997. The Shareholders were offered to make a resolution on the tenfold increase of the Authorised Capital (i.e. up to the 25600 bn rubles in 1997 rates) and an additional emission of 23040 million pieces of nominal shares with nominal price of 1000 rubles per share, those shares to be distributed among the Company shareholders free of charge pro rate their participation in the Authorised Capital of the Company.

The above issue as well as issues connected with making appropriate changes to the Charter, were discussed at the Extraordinary Shareholders' Meetings, which took place on 17 and 31 December 1997 in the form of an absentee voting.

As a result of voting the resolution to increase the amount of the Authorised Capital of AO MOSENERGO because of the main assets price re-calculation was passed by the 99.51% majority of votes of those participating in voting. The resolution about the determination of the price for the nominal shares (23040 million pieces) for issue of the additional shares in connection with the Authorised Capital increase by the difference of the main assets re-calculation was passed by the 97.5% majority of votes of those participating in voting. The resolution about making appropriate changes to the AO MOSENERGO Charter in connection with the Authorised Capital increase was passed by the 99.52% majority of votes of those participating in voting.

The placement of the additional issued nominal shares of the AO MOSENERGO will be made during one day (planned some time in March – April 1998) as per the Shares emission prospect to be registered by the Federal Comission on securities of Russia. In accordance with the current legislation the date of the shares placement will be announced in advance.





Investment activities

AO MOSENERGO pays a great attention to the development of the power system, which is closely interconnected with the capital construction and equipment modernisation. At the moment our investment program is aimed at the updating of the existing equipment and at the completing of the early started construction projects. We have cut the investments in the construction of the new power producing facilities and stabilised the investments in the construction of new and modernisation of the existing heat and electric power networks.

AO MOSENERGO keeps finding resources needed to finance the capital construction, using not only its profit and amortisation resources, but the attracted capital as well.

The positive financial results made it possible to spend in 1997 3 trillion 18 bn rubles for the capital construction, which made 114% of the total planned amount, including 1 trillion 901 bn rubles for the actual construction works, which made 103% of the total planned amount.

AO MOSENERGO has used its own resources to complete 85% of the total volume of construction, 11% of works were financed by the city and 4% – by other means.

In 1997 at different AO MOSENERGO affiliates the following works were done: three turbines of the 146 thousand kW combined power output were put into operation, including the change of the 6 thousand kW turbine No. 2 at the TEP-12 (TEP-7), change of equipment modules of the 30 thousand kW turbine No. 3 at the TEP-20 and reconstruction of the 110 thousand kW turbogenerator No. 1 at the TEP-23. The construction of the 180 Gcal/h boiler No. 11

at the TEP-25 was finished and the block was commissioned. At the TEP-22 the electric filtering units of the 556 m³/s with 99.8% smoke gases cleaning capacity were installed on the 250 MW block (No. 11).

As to the heat power supply lines, 22.12 km of power lines were commissioned (compared to 19.45 km planned), including 18.7 km reconstructed, 2.7 km modernised and 0.78 km newly built.

In 1997 the substation SS 110 kV Malino with two 25 thousand kVA transformers and APL 110 kV inputs was connected and put into operation.

The total length of 73.7 km of the new ALP of 35 kV and higher had been constructed (planned – 32.4 km), including ALP Tschoboty – Polyot – 14.6 km, ALP Kislorodnaya – Zhegalovo – 8 km, AL Sofrino – Zagorsk – 9.8 km, AL Malino – 41.3 km.

The total length of the countryside 04-6-10 kV electric power lines introduced had been 482.42 km as compared to the planned length 465.74 km.

The State commission certificates were signed on substation Taganskaya with two transformers 63 thousand KVA each and 110 kV substation Zubovskaya with two transformers 63 thousand KVA each and APL intakes, constructed with the help of Moscow city financing. The new power commissioned will be introduced in the report upon the documents on proprietary rights finalising in the *Registry of Moskomimuschestvo*.

The debts for the capital construction works finished by the end of 1997 has decreased as compare to the situation by 01 January from 600 to 447 bn rubles mainly thanks to the proceeds of the Eurobonds sales.







SCIENTIFIC DEVELOPMENTS AND NEW TECHNOLOGY

AO MOSENERGO is yearly planning a complex of research and experimental development programs (R&D).

In 1997 great attention was paid to the improvement of the financial and economic pattern of management. There were developed: the methods of drawing up an overall plan of expenses on repair maintenance of the major production funds of the power pool; normals of input expenses on the repair service of electric networks. The developments completed will be used to substantiate the power consumption tariffs for the year of 1998, as well as for the elaboration of expenses plan of repair services around the branched electrical networks.

In 1997 one of the most important programs of AO MOSENERGO was the development of design for a gas turbine facility under designation of GT-25U, 25 MW power capacity, under the framework of a three-sided agreement among AO MOSENERGO, AO TMZ and RAO «Gazprom». This gasturbogenerator in its component design and performance specification is expected to rank in its class with the best world-renowned products of power gas turbines. Implementation of GTU-TEP featuring GT-25 in the city of Electrostal will open new avenues in the development heat supplying industry in the area of Moscow.

The year of 1997 saw the continuation of activities of further mastering the gas turbine types GTE-150, GT-100, LAPS-3, where the starting gas temperature attained was as high as 1,100 °C.

In December 1996 at TEP-27 a program-and-technical complex «KVINT» was used to help and initiate a successful launch of power-generating unit No. 1 at TEP-27, utilized as component of boiler TGME-464, turbine PT-80 and generator TZV-110-2. The developed complex of ASU TP may be produced in full-scaled series for the heat stations, CWO, peak-value water heating boilers and TES power-generating units. A major task in 1997 was to ensure compatibility of PTC «KVINT» with the rest of technological facilities of ASU TP, alongside with further extension of its functional capabilities.

In the present time a special important role has been played by developments aimed at economizing of fuel or electric power consumption, and concentrated on bringing down any other operational costs.

On turbine K-200-130 No. 5 at LAPS-5 there has been a design development work completed and nearing its finish is the manufacture of equipment to up-date the low pressure setting by implementation of cellular sealings, which will allow to reduce erosion wear of the blades and to increase economy of CND by about 0.5%. At the same time, the average pressure rotor cooling systems have been implemented and mastered on turbine types T-250/300-240 No. 10, 11 at TEP-22 and turbine types K-200-130 No. 3, 4 at LAPS-5, which will allow to save 1,000 tons of equivalent fuel per turbine.

In 1997 at the TES installations of Moscow there were implemented technologies, developed and recommended by VNII-VODGEO, capable of improving the design of a water sodium-cationization facility. The proposed return circuit of utilization of brines for the in-house purposes of CWO will allow to save up to 30% of reagents and water.





Based on the findings when analyzing the thermohydraulic peculiarities of boiler type TGM-96 at TEP-8 and type TP-80 at TEP-20 there have been developed diagrams of up-dating boilers of types BKZ-320, TP-108, TGM-96, TP-80 and TP-87, and these diagrams have been co-ordinated with the producers of the boiler equipment – TKZ and BKZ. In 1997 modernization design diagrams were implemented at the boilers of such stations as LAPS-5 and TEP-8, 11, 20, 27. At TEP-27 a shipment of the second boiler type TGME-464 will be carried out along with the modernized design of the feeding and purging system developed at the TKZ works.

Since 1994 AO MOSENERGO has been financing the development of thermopumping facilities types NT-280 and NT-410. Installing these facilities at the central heating plants will make it possible to utilize to a greater extent the heat of the system water return at the expense of more profound cooling of water.

There was a continuation of work aimed at development of automated systems of vibration control and vibrodiagnostics, as well as continuation of work of implementation of the diagnosis systems capable of tracing damages in the blade apparatus of the last stages of turbines.

Being implemented are the algorithms and programs of PC-based calculation of operational modes, as well as those of optimization of the electrical modes, which makes it feasible to guide the business-and-control management within the power pool.

Continued is the industrial exploitation of the automated system of supervision and registration of consumed power, installed at six big industrial enterprises of Moscow (ZIL, ZiO, Kuibyshev MEZ, and industrial plants Stankokontrol, Stankokonstruktsiya, Koordinatno-Rastochnykh Stankov). At the basis of the indicated system there lie technological facilities jointly developed by the Energosbyt company and the ENELECO firm. A serilal production of these systems has been mastered at the Russian industrial plants.

Energosbyt together with the Moscow Plant of Electrical Instrumentation have been working on the up-grade of the ASKUE system for the household applications. The task is to reduce the system price and the cost of the system installation work, which will considerably make it easier to install the system on an existing residential block of the city (around 3,000,000 subscribers).

As usual, a considerable part of R&D work and implementation of its results depends on electrotechnical equipment.

For the city regions where the «Mosenergo» distribution networks operate there has been developed a closed kiosk-type transformer substation, 10/0.4 kV power capacity and up to 400 kVA, equipped with the electrogas KRUE of the Siemens company. A wide implementation of the closed kiosk-type transformer substations, together with the small-size RU and electric-and-gas switches, will allow a nearly double reduction of space area occupied by the transformer substations, and, hence, the land rental.

There has been designed, manufactured, tested and approved (for exploitation by the State Board) a column-type transformer substation, 12/0.4 kV, 25 kVA power capacity. In 1997 the production plant in the city of Velikiye Luki started a serial production of the column-type transformer substation. The substations will be equipped with dry transformers designed at the Uralelektrotyazhmash plant.

Of interest are the unique developments aimed at optimization of the 24-hour oper-

ational schedules of the unit-type electrical stations. The developments take into consideration reliability and economic factors. There has been also developed a facility allowing to estimate reliability of the switched status of nets of 110, 250 and 500 kV. There has been implemented and modified a program complex allowing to receive, process and transmit applications on control of production routines.

A reliable operation of sophisticated power equipment is only possible where there is qualified personnel. That is why, in order to improve the methods and level of training of the operational staff, there have been a few developments worked out along these lines. An automated training course on the exploitation of the turbogenerator type T-100-130, boiler type TGM-96B, oil system of turbogenerator type T-250-240, water preparation facility for the chemical industry shops, and transformers for the own purposes of AO MOSENERGO has been developed and implemented in the MCPK Mosenergo by the specialized enterprise TRELEX to train the AO MOSENERGO operating dispatchers and maintenance personnel. An engineering-and-economic calculation of setting up a personnel training center at TEP-21, 23 has been done, and a mathematical model developed by TRELEX for a training station with the transverse connections has been implemented in 1997 at the training facility of the TEP-23 station.





ENVIRONMENTAL PROTECTION

Protection of the environment is aimed at achieving the ecological safeness at all stages of production, and this task is one of the priorities of AO MOSENERGO.

During the reconstruction and refurbishing work, as well as in the process of installation of equipment, or in the run of working out the production routines, the consideration of issues of ecology preservation is a must.

The importance of this issue for AO MOSENERGO is explained by both the difficult ecological situation in Moscow and Moscow Suburban Areas adjacent to the electric power stations of the Company and the existing practices of payment for hazardous emissions and garbage dumping controlled by the strict norms.

The environment protection measures are being carried out within the boundaries of the ecological program of AO MOSENERGO – a component element of the Complex Ecological Program of the city of Moscow, drawn up for a perspective of up to the year of 2005 (Moscow Government Decree No. 860 of 27 Sept. 94). This program has incorporated a set of measures aimed at protection of the air and water basins.

In 1997 AO MOSENERGO has executed the programs of environmental protection for the amount worth 90 billion rubles.

The reduction of hazardous emission into the ambient atmosphere during the previous year was achieved at the expense of reduced quantity and improved composition of the fuel burnt, and at the expense of changed structural build-up of fuel balance, as well as due to the measures undertaken. Compared to the figures of 1996, in 1997 the emission of pollutants in the power pool system in general went down by 63.4 thousand tons, or by 27.6%, including the situation at the Moscow TEP stations – 18.5 thousand ton reduction equal to 17.2%.

For the first time in Russia there has been assembled and put into operation a catalythic purification system, a make of the «Haldor Topse» company of Denmark, allowing to extract nitrogen oxides (DeNOx) from smoke gases. Simultaneously, there has been put into operation an automated control system utilizing both the domestic and foreign instruments and allowing to manage the production processes and to control emission. At the boiler payload of 60-70% to its rated load, the facility in combination with the other arrangements implemented at TEP-27 has reduced the concentration of nitrogen oxides in the escaping gases down to 25-30 mg/nm³. This is five times less the permissible norm of emission.

There started operating new electrical filters purchased by AO MOSENERGO from international company ABB and installed at the power-generating units 9, 10 and 11 of TEP-22. Due to these filters it has become possible to reduce hazardous ecological impact of the electrical station – particularly in the winter time, when it is mostly running on coal. The domestic cleaning filters stop about 95-96% of ashes emission, those of ABB – arrest 99.8%. At LAPS-4 a nanosecond discharge source has been put into the electric filter feeding circuit of the 300-MW unit, allowing to increase precipitation of ashes on the electrodes, thus



POLLUTION WASTE DISPOSAL, MOSCOW TEPs
(including TEP-22)
mln t
th.tн
212,7
186,2
165,7
139,2
138,4
113,5
25,6
24,9
25,2
24,8
25,1
23,9
1992
1993
1994
1995
1996
1997
An equivalent fuel flow
Pollution waste diprosal





STRUCTURE OF FUEL CONSUMPTION
%
4,9
5,1
4,7
4,8
5,2
3,4
7,7
5,4
4,3
5,5
5,8
3,3
89,0
90,8
89,3
88,4
92,7
86,8
1992 1993 1994 1995 1996 1997
Gas
Coal
Fuel oil
Other

bringing down the dust component in the smokes by 40 per cent.

Together with the All-Russian Thermotechnological Institute and other research institutes on the AO MOSENERGO premises there have been developed and implemented the methods of suppression of nitrogen oxide formation inside the boiler furnaces. Investigation of the nitrogen oxide formation mechanism together with the mechanism of reduction of the formed NO_2 in a specially created reducing zone inside the furnace has served as a basis for origination of the concepts and principles of designing a furnace or a burner featuring the reduced emission of nitrogen oxides, and presenting a basis of defining the optimal modes of operation of furnaces. At AO MOSENERGO there is practically no single electrical station which has not implemented the production solutions of suppressed formation of nitrogen oxide.

Practically everywhere at the «Mosenergo» electrical stations there has been implemented a new way of burning the fuel oil by means of formation of water-and-mazut emulsion by emulsifiers of the «Intrack» company. The combustion of such emulsion allows to reduce the temperature of the flame core inside the furnace, which brings about reduced concentration of nitrogen oxides in the smoking gases by 15-20%.

Reduced discharges of hazardous materials into the water basin and reuse of the effluent waters, together with reduced discharges into the surface reservoirs, and in combination with utilization of solid wastes and reduced water consumption have altogether diminished the effects of the negative impacts onto the water basins. 1997 has seen a number of arrangements of the sort.

To improve the quality of effluents the electrical stations have been working on the programs of reagent-free technologies for demineralization of water. At TEP-23 they are testing an experimental industrial backward-osmotic facility featuring foreign-make membranes.

At the automotive facilities of AO MOSENERGO branches they are doing a prescheduled installation of purification modules of the «EcoRis» company allowing to withdraw petrochemical products from water followed by water reuse. In 1997 they have installed five such modules.

Besides water purification programs, there are arrangements made to protect fish from being entrapped by the pumps. The fish protection devices of the AO «Hydrosphera» company installed at LAPS and TEP facilities are very efficient.

The affiliated company «Mosenergonaladka» has continued to maintain the complex tests of boiler facilities in conditions of burning the various types of fuel, inclusive of occasions of mixed fuel combustion. Alongside with the effort of attaining higher reliability and economy of the equipment operation there have been resolved the issues of process control and reduced hazardous emission. During the operational alignment and balance trials, alongside with the development of the work mode charts and power specifications, there has been conducted monitoring of superficial heating, together with the specification of modes of minimized emission, combined with the definition of ecological parameters. Together with the elaboration of the mode charts, there has been supervision performed evaluating the impact of electrical stations on the condition of the environment.

The employees of Central Laboratory of Environmental Control together with the employees of the boiler shop at «Mosenergonaladka» have been performing regular quarterly monitoring of concentration of nitrogen oxides in the smoke gases of every power-generating boiler; they have also monitored the nitrogen dioxide component in the atmosphere close to the TEP (for TEP-7 and TEP-27 – on the monthly basis). In 1997 there have been analyzed 1,326 samples of the atmospheric air for the presence of nitrogen dioxide, sulphur and carbon oxide in the areas of location of 16 electric power stations.





SOCIAL POLICY

The social policy aimed at improving the social targets of welfare of the Company employees and their families makes an integral element of the present-day and perspective activities of the AO MOSENERGO Company. Such an attitude is our principled position which allows to realize that the power of AO MOSENERGO is not just its industrial capacities. The principle power of the company effects through its highly qualified personnel and their capability towards consistent improvement and mastering of innovative world-wide and domestic achievements, as well as towards self-initiated resolution of the ever sophisticating issues.

AO MOSENERGO is carrying out intensive programs in training the personnel and in improvement of their qualification in both industrial and managerial provinces. These activities are managed by the Company affiliations – Moscow Personnel Training Center and Moscow Technological Lycee (MTL). In 1997 there were 36,742 people, making 73.6 per cent of the Company total personnel, trained in various disciplines at AO MOSENERGO. The main part in this process has been played by the Moscow Personnel Training Center, which has such departments as the Kashirskoye, Kolomenskoye and Moscow ones. Yearly the MPTC trains on a part-time basis around 8 thousand Company employees.

Great attention is being paid to attract young specialists to join the Company staff.

Electric power engineers for AO MOSENERGO are mainly being trained at the Moscow Energy Institute (MEI), whose 33 fresh graduates were enrolled by the Company branches in 1997. The economists for the Company come from the State Management Academy.

The Moscow Technological Lycee is educating for AO MOSENERGO such young experts as technicians of 3 electrical power specializations, alongside with qualified workers specialized in 6 power qualifications. For the last five years the MTL has given birth to over 500 graduates, out of which number the 245 students have been employed by the AO MOSENERGO Branches. 96 graduates left the MTL full-time department premises in 1997, 67 people of which were directed to work for the AO MOSENERGO Branches and affiliations. 106 people graduated from the part-time department of MTL.

We realize it very well that efficient managing makes a prerequisite of successful activities of the Company. That is why special accent is put on bringing up managers who will operate in the new economic environment. So, in 1997 there were as many as 59 heads of various ranks trained in Germany.

Quality improvement of the production managerial officers and experts on the payroll is also instigated by regularly held qualification appraisals. In 1997 these were approximately 10 per cent of the AO MOSENERGO total employees number who went through the efficiency report procedures.

During the last few years AO MOSENERGO has been yearly concluding a tariff agreement with the Moscow municipal and areal committees the Power Industry Trade Union which are setting and ensuring the minimal welfare guaranties to the power industry employees and their families.

PERSONAL STRUCTURE
01.01.98



Workers **69%**
Specialists and leaders **30%**
Employees **1%**



Today AO MOSENERGO provides work places and means of living for 49 thousand employees of the power system, for 30 thousand construction specialists, erection workers, service maintenance and alignment workers, and for 30 thousand design developers and employees of research institutes and industrial enterprises.

All the wages and salaries in 1997 were paid in their due time.

We take it as our obligation to support the AO MOSENERGO pensioners and the Company former employees. For this particular purpose a nongovernmental Pension Fund has been set up. The monthly payments to the pensioners who do not work any longer are made with regard to their work period in the electric power system. Such approach is supporting our pensioners in a hard economic situation in the country.

Close attention at AO MOSENERGO is attracted to such an important aspect as providing living premises to the employees of the Company. In the previous year, despite the difficult financial situation, AO MOSENERGO managed on its own to commission 14,513 sq. m of residential spaces, which made it possible to partially settle an issue of providing living premises to the Company employees. In maintaining our residential settlement policy we have been broadly adhering to the marketeering approach which implies offering flats and apartments at the market prices effective in Moscow and its area. As a rule, apartments are being sold on the installments payment basis. These practices will be carried on,

for, the settlement of the residential issues for the employees makes for stable employment of the qualified employees.

A consistent part of the welfare policies of AO MOSENERGO is its arrangements in providing the medical care services – both treatment and prevention – offered by the medical department of the Company, outfit with modern medical facilities. In 1997 the medical department examined under preventive measures as many as 10,427 people. AO MOSENERGO has its own prevention and health care rest house, and camps. The employees of the electric power system may enjoy an opportunity to undergo a health resort treatment, partially paid for by the Company. On its balance sheet AO MOSENERGO has kindergartens and resurrection summer camps for the employees' children.

No least importance in the endeavor of improving the health condition of its employees, which is bringing down losses of the work hours, there makes at the Company branches an effort of attracting the people to participation in massive sporting activities and events. More than 1000 people in 1997 took part in the sporting competition events organized for by AO MOSENERGO.

As usually was in the previous years, major lines of the welfare policies of the Company remain to be arrangements for the recreation of the employees and their families, keeping up the activities of the children establishments, supporting the teams of the folk arts and crafts. There were 400 talented employees of the power industry system participating at the final show-concert of Festival 1997.

Part-time farms owned by AO MOSENERGO branches (engaged in stockbreeding, glasshouse cropping and fishfarming), as well as the Shaturskii agricultural-and-industrial complex (which is the Company affiliation), are supplying the Company employees with ecologically clean produce – such as meat, milk, fish and vegetables. The AO MOSENERGO employees are being served through Energotorg network enterprises, affiliated to the Company, trading in the wholesale products.





FOREIGN ECONOMIC RELATIONS

The year 1997 had been for the AO MOSENERGO the year of the active international cooperation.

Within the framework of the signed agreements, the cooperation with the power companies of Germany RWE Energy and BEWAG continued in the form of a mutual work on the computerised accounting procedures and electric power tariffs formation.

The cooperation with the ABB Company keeps growing and strengthening. Besides the supply of the equipment the ABB Company dispays a certain interest in the creation of the independent power producing Company in cooperation with AO MOSENERGO and on the basis of the TEP-28. This is an absolutely new approach in the history of the local power production.

AO MOSENERGO kept working with the «Zuhltser» Company on the feeding pumps modernisation project. In 1997 we have come to a mutual decision to create a joint venture with the «Zuhltser» Company on the basis of the CRMZ to modernise the pumping equipment.

One of the most important aspects of the AO MOSENERGO activities in 1997 was the attraction of outside investments to finance the capital construction program. We have received the credits from the big American bank CITYBANK for the total amount of 6 millions USD, from the Novo-Lubliansky Bank of Slovenia for the total amount of 24.250 million German marks to finance the purchase and installation of the electric filters at TEP-22 as well as the construction of the Business Center AO MOSENERGO.

After the long period of negotiations the Board of Directors of the European Bank for Reconstruction and Development approved in December 1997 the credit for the AO MOSENERGO for the total amount of up to 100 million USD, the above credit will be used to finance the final stage of the Zagorskaya PSP. In *October 1997 the AO MOSENERGO has* successfully placed the Eurobonds at the financial markets of USA and Europe for the total amount of 200 million USD, the above amount to be used for the capital construction financing.

The high interest that international investment companies display in the AO MOSENERGO can be accounted for by the fact, that «Mosenergo» is the only power producing company in Russia, which has undergone a complete audit under the USA standards, done by the auditing company «Arthur Andersen» for 1995 and 1996. In April 1997 the international credit agency «Standard and Powers» granted AO MOSENERGO the credit rating, limited to the credit rating of the Russian Federation (BB-).





THE RESULTS OF ECONOMIC ACTIVITIES

The cost price of electric and heat power

The cost price for the electric power in 1997 made 171.11 rbl/kWh as compared to planned 171.21 rbl/kWh; cost price for the heat power – 89297 rbl/Gcal as compared to planned 85492 rbl/Gcal.

The general increase of the power cost price since January 1996 was 285 bn rubles, while the tariffs remained unchanged during the same period.

The increase of the power cost price as compared to the planned figures is accounted for by the following factors:

the reduction of the total volume of the electric energy supplied due to the transmission to FOREM and reduction of the overall consumption of the heat energy – 435 bn rubles;

the increase of the transmission losses for the electric and heat power – 220 bn rubles.

At the same time the 111 bn rubles savings in the fuel consumption, achieved thanks to the optimisation of the equipment operation, as well as the general reduction of price for equivalent fuel due to the increased percentage of the cheaper natural gas fuel in the volume of equivalent fuel (205 bn rubles), as well as the stable prices for fuel, allowed for the compensation for the increase of the power cost price.

Therefore, the major source of the increase of the power cost price as compared to planned figures is the increase of the transportation losses during the transmission via electric power networks – 202 bn rubles and heat power networks – 18 bn rubles. Therefore, the reduction of transportation losses is one of the most important tasks for the coming 1998 and later on in accordance with the developed program. The improved goods and money resources exchange at FOREM and payments for power and electric energy will further improve our capabilities to sell the energy at the wholesale market and to further reduce the power cost price.

The average annual price for natural gas increased by 5.4% as compared to the 1996 figures and has come to 291.4 th rbl/th m^3. The price for gas supplied to AO MOSENERGO has been increased in February from 289.2 th rbl/th m^3 up to the 297.5 rbl/th m^3 and after that remained unchanged till December 1997. In December 1997 the price for gas supplied to AO MOSENERGO has been increased to 304.5 rbl/th m^3.

At the same time, in accordance with the President of the Russian Federation Decree No. 628 dated 19 June 1997 and the agreement between the Government of Moscow and the RAO «Gazprom» starting from the October the price for the fuel, used to produced electric energy and heat power to be supplied to the state organizations financed out of city budget was reduced by 23%. The above volume of fuel makes 34% of the total volume of fuel burned by Moscow TEPs, which caused the overall reduction in the cost fuel price by 1.6%.

The average annual price for the coal made 306.0 th rbl/t, which makes the 27 th rbl/t increase as compared to the price in 1996, or 9.6% due to the increased cost of transportation.

EXPENDITURES STRUCTURE



- Fuel costs **47.7%**
- Material and other money costs **10.2%**
- Depreciation **10.6%**
- Labour costs with assignments to social insurance **9.0%**
- Cost of repairs done by hired personnel **9.3%**
- Assignments to budget at the expense of cost price **13.2%**

The average annual price for the fuel oil was kept stable during 1997 and made 462.0 th rbl/t (transportation cost included), which makes the 89.0 th rbl/t increase as compared to the price in 1996, or 24.0% increase.

The average annual price for the equivalent fuel made 265.06 th rbl/t, which makes the 6.9% increase as compared to the price in 1996, i.e. the growth of the fuel cost in 1997 has also slowed down as compared with 46% rate of growth in 1996.

The fuel expenses in 1997 made up 47.7% of the total expenses of the power production as compared with 53% in 1996. As a result the percentage of the effective permanent expenses in 1997 have risen to 52.3% as compared to 47% in 1996. The above increase was accounted for by the 40% in the repair and maintenance expenses, caused by the increased volume of repairs done on the heat power networks, general increase of the maintenance cost at the power stations and on electric power networks, raised prices of materials, chemical reagents, increased monthly payments, rent costs, payments to the road fund, payments for the land.

In total the cost price for the power in 1997 has increased 1.2 times (the growth of the cost price for the electric power in 1997 has slowed down as compared with 1.62 times rate of growth in 1996), including the growth of the cost price for the electric power – 1.22 times (140.85 rubles in 1996) and the growth of the cost price for the heat power – 1.18 times (75507 rubles in 1996).

Tariffs

During 1997 the power system worked with the practically unchanged prices for the supplied energy. The annual average price for electric power was 274 rbl/kWh, with 415 rbl/kWh for the industrial consumers, 180/125 rbl/kWh for Moscow citizens and 130/90 rbl/kWh for private consumers in the Moscow region. The price for the heating power had been increased in the IV quarter up to 79269 rbl/Gcal, with 88430 rbl/Gcal for the industrial consumer. Starting from the 1 October 1997 the tariff for the dwelling houses heat power suppliers had been increased by 3 th. rbl/Gcal and for other organizations – up to the industrial consumers' tariff. The heating power tariffs for population remain the same since 1996.

In the second half of the year the REK comission of Moscow adjusted the tariffs in accordance with the existing norms and regulations, cancelling special rates for certain groups of electric power consumers.

The same steps were taken in the Moscow region in September 1997. At the same time the tariffs were lowered for the budget organizations, financed by regional and local budgets, as well as for the public services.

During this year the AO MOSENERGO repeatedly contacted the regional power commissions with the suggestions to raise the tariffs on electric and heating power in order to end the practice of cross-subsidising between different groups of consumers and to bring the tariffs in line with the actual cost of energy production and transportation as stipulated in the document «Main Approaches to the Electric and Heating Power Price Formation Policy on the Territory of the Russian Federation» The REK commission of Moscow has

approved the decision to raise the tariffs for individual consumers starting from the 1st November 1997, but the implementation of this decision had been put off till the approval of the new reform concept of the system of dwelling accommodation which was worked out by the Moscow Government and the State Duma.

Financial Results

In 1997 the volume of products sold to consumers amounted to 21.8 trillion rubles. Preservation of volume of marketable output on the previous year's level in conditions of reduced effective supply of electric and heat energy has to do with the adjustments of contractual relations with the AO MOSENERGO own consumers and with positive impact of the changed volume and structure of consumption differentiated among the groups of the Company's own consumers; all this has allowed recompense for the reduced earnings at the expense of changed prices and lower sales level on the FOREM market.

The value of electric power sold to consumers amounted to 13.9 trillion rubles, for the heat power it was as much as 6.0 trillion rubles worth.

The earnings gained in result of marketable output (estimated by payments) in all areas of activities made as much as 20.8 trillion rubles, or the equivalent of 95% of the output. The amount of electric power sold to the Company's own consumers made as much as 11.8 trillion rubles, i.e. 90% of the output. The wholesale market received electrical power to the value of 0.6 trillion rubles, or 81%; heat power – as much as 6.3 trillion rubles worth, or 106%.

The increased level of payment for the power services in 1997 is a major positive achievement in the work of the power pool system. In 1996 only 70% of the power output were paid for.

An essential increase in the realization level has been made possible due to energetic activities of Tepvye Seti, deserving high appreciation, the Energosbyt Company, and the Moscow Area regional electric power stations selling heat power to the consumers – all of these companies have made a lot to have cleared persons' overdue liabilities and to ensure current payments the electrical and heat power consumed. In response to the Moscow Government liabilities which have been met in settling accounts with the power and gas supplying companies, the debts of the municipal economy enterprises and the municipal on-budget institutions have been reduced compared to the situation at the beginning of the year.

Despite the growth of the realization level in the power pool as opposed to the year of 1996, the receivables from customers of electric and heat power have increased in 1997 from 11.5 trillion to 12.7 trillion rubles (VAT being not taken into account), or by 10%. In particular, receivables for the consumed electric power have increased by 23%, those for heat power – have decreased by 8%. In comparison to the results of 1996, when the notes payable incremented by 140%, now in 1997 this index of activities was improved significantly.

Our most notable debtors remain to be the on-budget organizations of the Federal and local levels, alongside with the industry.

NET PROFIT DISTRIBUTION


1790.2 bn rbl
- accumulation fund, including
1072.9 bn rbl
- investment
800.8 bn rbl
- consumption fund
135.0 bn rbl
- reserve fund
40.5 bn rbl
- other expenditures
13.8 bn rbl
- allocated for charity

Structurally, the funds received as payment for the consumption of electric and heat power, taking into consideration the settlements on the FOREM market, look the following way:

cash facilities – 46%;

bill circulation – 8%;

reciprocal offsets with the Budget

– against taxes payable by AO MOSENERGO – 3%;

– against taxes of creditor companies – 13%;

reciprocal offset against material supplies – 30%.

In 1997 the Company kept on advocating a strict policy of reciprocal offsets and receipt of bills of exchange exclusively to account for the debts overdue. This approach allowed to preserve a share of cash facilities in the structure of payment for power consumption by the consumers at the 1996 year's level. However, for a number of consumers (in particular, for the on-budget organizations of Federal subordination) the reciprocal offset basis remains to be a single tool of settlements. In the previous year the reciprocal offsets between the Federal Budget and consumers, AO MOSENERGO and gas suppliers were transacted for the total amount of 2.3 trillion rubles.

In general, in 1997 the volume of monetary stock increased, which made it possible to timely settle the payment of wages and salaries, and to pay into the budgets of all levels.

A mirror reflection to the growth of receivables from power consumers is an example of growing accounts due to the customers of the power pool, which within one year's term increased from 8.2 trillion to 8.8 trillion rubles, or by 7.3% (VAT being out of consideration in the bills produced). Indebtedness for the works completed in capital construction programs made as much as 0.4 trillion rubles, the one for the repair and maintenance operations – 0.5 trillion rubles. Despite the difficult economic situation of financing the capital construction projects and repair operations, yet, AO MOSENERGO managed to reduce the accounts payable against these items, as opposed to the previous year, because of improved tool of settlement with its contractors and suppliers by way of utilization of bills of exchange.

At the same time, the year of 1997 saw the continued growth – though, at a slower rate than it was in the previous years – of indebtedness for fuel, which by the end the year made as much as 6.9 trillion rubles (15% growth; in 1996 the indebtedness was 2.5 times higher as opposed to the previous year); here, the gas indebtedness made as much as 6.8 trillion rubles, the char coal and fuel oil indebtedness – 0.1 trillion rubles. In 1998 we are obliged to adhere to all the necessary facilities to bring down our debt to the gas suppliers.

In general, the past fiscal year was rather a successful one for the power pool system.

The activities executed by the Company, such as the realization of electric and heat power, collection of debts and economical expenses in the production of power made it possible for the Company to gain a balance profit in the amount of 4.1 trillion rubles, which corresponds to the previous year's level.

The net profit remaining in command of the power pool, left after the payment of all the taxes, in the amount of 2.78 trillion rubles was allocated as follows:

– for development of production capacities – 1.79 trillion rubles, including 1.07 trillion rubles – for capital construction. Unfortunately, there is a tendency of yearly reduction of resources allotted from the profit to the capital construction programs. This fact is reducing our capabilities of fulfilling the targeted program of capital construction, and, at the same time, it increases a taxation component making us adhere to increased share of borrowed current assets;

– into Consumption Fund – 0.8 trillion rubles;

– for other purposes – 0.19 trillion rubles.

Our main endeavor in 1998 shall be consolidation of financial position of the Company, as well as mobilization of its whole resources for the fulfillment of our liabilities to the State, our own employees, and stockholders and business partners.

Considerable support in our effort as above will be provided through observance of the two enactments by the Russian Federation Government issued on January 5th, 1998: No.1 running as «Concerning the Procedure of Cancellation or Limitation of Electric, Heat and Gas Supply to Consumer Institutions in Case of their Failure to pay for Fuel-Energy Resources Applied for (Consumed)», and No.5 running as «Concerning Supplies with Fuel-Energy Resources of Institutions Financed in 1998 from the Federal Budget». These enactments will allow us, in the first place, to have settled our mutual relations with the biggest debtors – the enterprises and organizations financed from the Federal budget – alongside with the opportunity to have balanced our expenses with the actual payments for electric and heat power we provide.





PROSPECTS FOR 1998

The volume of production of the electric and heat power, as well as other main technical and economic parameters for 1998 were planned on the basis of the estimated levels of the electric and heat power consumption.

As compared to the 1997 figures we preview a certain reduction in the electric power delivery both to our own consumers and to the other power systems. At the same time we expect some increase in the heat power delivery.

We plan for 1998:

– the electric power delivery to our own consumers – 46.9 bn kWh (as compared to the 1997 figure of 47.2 bn kWh);

– the electric power delivery to the other power systems – 5.0 bn kWh (as compared to the 1997 figure of 5.4 bn kWh);

– the electric power production by our own power stations – 65.6 bn kWh (as compared to the 1997 figure of 66.8 bn kWh);

– the heat power delivery from the collectors – 84.3 mln Gcal (as compared to the 1997 figure of 80.7 mln Gcal).

Please note, that the plan for 1998 is calculated in accordance with the pessimistic prospect of the economic development of the Moscow region. Still, starting from the third quarter of 1997 the electric power consumption by our own consumers began to grow, and the final figures of 1997 show the increase in electric power consumption as compared to 1996. Therefore we can expect the further increase in the electric power consumption in 1998.

The most important goals for the Company in 1998 are:

– further stabilization of the financial situation in the Company;

– planning and fulfilling the tasks, aimed at the payment of debitor and creditor outstanding debts;

– fulfilling the tasks, aimed at the further reduction of production, transmission and distribution costs of the energy;

– tariffs restructuring in order to put an end to the cross-subsidising;

– reconstruction of the existing and commissioning of the new equipment in line with the program of the development of the Company at the total cost of 2862 bn rubles (in 1997 prices).





MANAGEMENT AND CONTROL ORGANS

Board of Directors

Kopsov A. Ya. *– Chairman of the Board, Member of the Administrative Board of RAO «EES Rossii», Head of the RAO «EES Rossii», Department on the Work with the Territorial AO-energo.*

Balashov B. I. *– member of the Board, Minister of Industry and Science of the Administration of the Moscow Region*

Boyar A. M. *– member of the Board, Director of Mozhayskiye Power Networks*

Goryunov I. T. *– member of the Board, First Deputy General Director, Chief Engineer of the AO MOSENERGO*

Guskov Yu. L. *– member of the Board, TEP-21 Director*

Dyakov A. F. *– member of the Board, Chairman of the Board of Directors of RAO «EES Rossii»*

Karev A. N. *– member of the Board, Director of CRMZ*

Korsun Yu. N. *– member of the Board, Deputy Minister of Fuel and Energetics of RF*

Lomakin B. V. *– member of the Board, TEP-26 Director*

Mouraviev I. N. *– member of the Board, Director of the RAO «EES Rossii», Direction on Personnel and Training*

Nikolsky B. V. *– member of the Board, First Deputy of the Prime Minister of the Moscow Government*

Prozorov E. A. *– member of the Board, Director, Regional Enterprise "Tsentrenergotechnadzor"*

Serebryanikov N. I. *– member of the Board, AO MOSENERGO Director General*

Auditing Commission

Ovcharek V. Ya. *– Chairman of the Commission, Director, GES-1*

Gonchar S. N. *– Deputy Director, TEP-12*

Barysheva E.A. *– Head of PEO, Oktyabrskyie Electric Grids*

Shevchenko G. F. *– Head of PEO, TEP-21*

Komarova M. G. *– Chief Accountant, TEP-9*

Zhelobitskaya T. V. *– Chief Accountant, TEP-22*

Administrative Board

Serebryanikov N. I. *– Chairman of the Board, AO MOSENERGO Director General*

Goryunov I. T. *– member of the Board, First Deputy Director General, Chief Engineer*

Rumyantsev S. Yu. *– member of the Board, Deputy Director General, Economics*

Sapov V. V. *– member of the Board, Deputy Director General, Sales and Commercial Activities*

Romanovsky S. P. *– member of the Board, Deputy Director General, Civil Construction*

Vavilov Yu. N. *– member of the Board, Deputy Director General, Personnel*

Lyubimov A. A. *– member of the Board, Deputy Director General, Electric Grids*

Nogin V. I. *– member of the Board, Deputy Chief Engineer, Heat-Technical Department*

Zinakov V. E. *– member of the Board, Deputy Chief Engineer, Electrical Department*

Mozgalev V. S. *– member of the Board, Deputy Chief Engineer, Despatching Department*

Presnov G. V. *– member of the Board, Deputy Chief Engineer, Ecology*

Antonov A. I. *– member of the Board, Deputy Chief Engineer, Reliability and Safety Precautions*

Rayev A. I. *– member of the Board, Planning, Economic Department, AO MOSENERGO*

Dronova T. P. *– member of the Board, Chief Accountant, AO MOSENERGO*

Sirotkin Yu. B. *– member of the Board, TC Director of AO MOSENERGO «Tsentrenergotechnadzor»*

FINANSIAL REPORTS

ASSETS
(mln rbl)

	01.01.94	01.01.95	01.01.96	01.01.97	01.01.98
I. Fixed assets					
1. Non-material assets (residual value)	25	2 729	30 196	65 876	81 180
2. Fixed assets:					
initial value	262 181	5 885 897	21 362 204	62 120 604	64 572 458
depreciation	87 406	2 680 130	9 441 036	28 683 596	30 242 640
residual value	174 775	3 205 767	11 921 168	33 437 008	34 329 818
3. Capital investment	75 343	576 321	1 642 456	2 588 680	3 002 572
4. Long-term financial investment	918	20 470	23 748	65 557	41 101
5. Other non-turnover assets			47		
Carried forward under part I	**251 061**	**3 805 287**	**13 617 615**	**36 157 121**	**37 454 671**
II. Current assets					
1. Product and output reserves	41 224	143 170	419 373	853 522	1 395 681
2. Production expenses — current and outstanding	1 424	4 427	22 321	60 351	72 319
3. Stock and bonded goods	4 682	9 718	23 465	69 585	85 444
4. VAT and Special tax on acquired assets	5 777	34 360	241 250	947 061	1 585 346
5. Other bonds and expenses	406	395	433	511	992
6. Goods shipped at cost value	138 963	601 507	23 828		
7. Consumers			5 860 382	14 150 818	15 354 322
8. Advance payments to suppliers and customers	18 049	35 318	146 865	204 677	254 447
9. Other debits	38 734	108 864	178 521	471 588	1 105 689
10. Short-term investments	721	24 101	103 788	10 319	518 062
11. Cash and bank deposits	40 844	178 691	267 259	154 253	425 072
12. Miscellaneous turnover assets	561	1 881			
Carried forward under part II	**291 385**	**1 142 432**	**7 287 485**	**16 922 685**	**20 797 374**
BALANCE	**542 446**	**4 947 719**	**20 905 100**	**53 079 806**	**58 252 045**

LIABILITIES AND SHAREHOLDERS EQUITY
(mln. rbl)

	01.01.94	01.01.95	01.01.96	01.01.97	01.01.98
I. Shareholders Equity					
1. Authorised capital	4 806	2 560 000	2 560 000	2 560 000	2 560 000
2. Extra capital accruals		241 916	8 150 705	28701290	30324473
3. Reserve funds	721	13 021	128 680	260090	395090
4. Accumulation fund	281 800	1 074 691	2 557 082	3327596	4271533
5. Social sphere fund	333	33 734	788 291	2519858	2209006
6. Special projects financing	68 484	73 876	328 444	471864	635703
7. Undistributed profit (previous years)			1 373 423	797565	1437243
8. Undistributed profit (current accounting year)				2762914	2068288
Carried forward under part I	**356 144**	**3 997 238**	**15 886 625**	**41 401 177**	**43 901 336**
II. Settlements and other liabilities					
1. Long-term credits		34 800	35 016	35 588	1 253 347
2. Short-term credits	15 676	68 378	185 083	443 131	515 172
3. Settlements with creditors	99 267	627 961	3 202 257	7 583 343	8 418 099
4. Settlements with budget	20 138	92 789	133 147	313 253	230 910
5. Wages, social security and insurance	11 665	32 474	68 633	74 742	45 434
6. Advance payments, received from customers and contractors	4 527	16 048	90 237	166 223	181 448
7. Consumption fund	34 514	74 117	190 116	453 546	375 611
8. Other short-term liabilities	515	3 914		122 301	361 471
9. VAT on non-paid production			1 113 986	2 486 502	2 969 217
Carried forward under part II	**186 302**	**950 481**	**5 018 475**	**11 678 629**	**14 350 709**
BALANCE	**542 446**	**4 947 719**	**20 905 100**	**53 079 806**	**58 252 045**

REPORT ON THE FINANCIAL RESULTS AND ALLOCATION OF PROFIT

(mln. rbl)

	1993	1994	1995 payments	1995 products shipped	1996 payments	1996 products shipped	1997 payments	1997 products shipped
I part: Financial results								
1. Product (works, services) sales (VAT not included)	736 415	3 544 003	9 894 384	15 682 535	14 869 052	21 898 116	20 804 335	21 847 064
2. Operating expenses (works and services)	500 836	2 443 930	5 623 395	11 038 242	10 703 813	15 545 821	16 516 592	17 613 604
3. Operating income	235 579	1 100 073	3 270 989	4 644 293	4 165 239	6 352 295	4 287 743	4 233 460
4. Other operating income	5 694	13 408	173 699	173 819	236 687	236 687	407 371	409 318
5. Expenditure on non-expendable accounts	531	715	16 482	16 482	92 346	92 346	229 774	231 911
6. Profit on non-expendable accounts	13 880	98 457	256 711	256 711	239 397	239 397	322 637	322 637
7. Taxes levied on general profit and expenditure account	918	48 676	268 389	268 389	507 104	507 104	684 354	684 354
8. Balance income	253 704	1 162 547	3 416 528	4 789 952	4 041 873	6 228 929	4 103 623	4 049 150
II part: Allocation of profit								
1. Transfers to budget from profit	98 928	321 148	969 664	969 664	1 238 035	1 238 035	1 323 346	1 323 346
2. Net profit	154 776	841 399	2 446 864	3 820 288	2 803 838	6364317*	2 780 277	6285808*
3. Allocated to:								
reserve fund	721	12 300	115 659	115 659	131 410	131 410	135 000	135 000
accumulation fund,	109 689	730 114	1 871 869	1 871 869	1 635 845	1 635 845	1 790 194	1 790 194
including investment	38 381	563 585	1 753 317	1 753 317	1 156 428	1 156 428	1 072 850	1 072 850
consumption fund,	43 980	87 921	442 579	442 579	942 230	942 230	800 807	800 807
including dividend pay-out	9 613	51 200	128000	128000	128 000	128 000	128 000	128 000
charity	11	414	966	966	14 284	14 284	13 814	13 814
4. Other investments	375	10 650	15 791	15 791	80 069	80 069	40 462	40 462
III part: Indistributed debtor's income								
				1 373 423		3 560 004**		3 505 531

In accordance with the Decree of the Government of the Russian Federation No 661 dated 21 July 1995 and the Order of the Ministry of Finance of the Russian Federation No. 115 dated 19 October 1995 the proceeds (gross income) determination procedure had been changed. The proceeds are calculated on the basis of product shipped and works/services performed.

Taxation – in accordance with the accepted taxation policy on payments.

* Net profit on the product shipped is calculated as per the equation:
Balance income (part I, item 8) – transfers to budget from profit (part II, item 1) + undistributed profit for the previous year

** The figure is corrected in accordance with finalised tax payments for 1996 and 1997

Comments on Principles of Consolidation of Composition Methods of Annual Balance Sheet of AO MOSENERGO for the Year of 1997

Accounting policy of AO MOSENERGO is pursued in compliance with Federal Law «On Accounting Records» No. 129-FZ of 29 November 96, and in conformity with the Statute on Accountancy «Enterprise Accounting Policy», 1/94, approved by order No. 100 of the RF Ministry of Finances dated of 28 July 94. Based on these standard documents, there was directive No. 601 issued by AO MOSENERGO Director General called «Concerning the Accounting Policy in 1997», which formulated all major methods of accounting records the Company was to use.

Fixed assets depreciation charges are effected at the rates established by the RF Government.

Evaluation of material reserves written off to production is made by the average cost price of acquisition.

Based on the current law and regulations there have been such nonbudgetary funds set up like the financial adjustment

fund, insurance fund, and research and development fund.

The reserve fund has been set up in compliance with the current law and constituent instruments of AO MOSENERGO.

The consolidated balance sheet of AO MOSENERGO has incorporated the following indices with respect to varied activities:

– industrial;
– contractor;
– design development;
– commercial and business;
– agricultural.

As specified in the standard documents indicated above, the accounting records for 1996 and 1997 were drawn up followed the accrual basis accounting (in other words – «by the shipment dates»). A weak point of such method of making analysis is the fact that the method does not reflect the actual financial resources – for one thin; there is more to it: having the product acknowledged as sold does not, in fact, mean the actual receipt of finances.

Out of the balance sheet there have been taken away such entries which misrepresent the amount of BS currency. So, the amount of settlement on the allotted assets, reflecting the economic relations between the Company and its branches, has been reduced. The sources of equity have been reduced by the amount of losses in the run of agricultural activities by as much as 2,073 million rubles.

The accounting records have been made on the basis of price scale effective in 1997.

When appraising the BS items it is necessary to take into consideration the continuing impact of inflation processes on the absolute indices.

Commentary to Changes in the Composition of Balance Sheet

The composition of AO MOSENERGO Balance Sheet has seen the following changes throughout the year of 1997:

– the property value of the Company has increased by 5,172,239 million rubles;

– noncirculating assets has increased by 1,297,350 rubles and has reached by 1 Jan 98 as much as 37,454,671 million rubles; here, the net fixed assets being as much as 34,329,818 million rubles, the incompleted capital construction work - 3,002,572 million rubles. This growth has been caused due to the acquisition and implementation of new fixed assets;

– reserves and expenses have increased by more than one and a half times, having reached as much as 3,139,782 rubles by 1 Jan 98;

– cash facilities have increased 2.75 times as of 1 Jan 98 compared to 1 Jan 97;

– notes payable as of 1 Jan 98 have increased by 12.7% as opposed to 1 Jan 97;

– the high amount of notes payable correlates with considerable rate of accounts payable, whose number has increased by 11.9 per cent.

Out of the whole amount of attracted credit resources (1,768 billion rubles as of 1 Jan 98) the major part is long-term credits – 71 per cent.

The fixed assets wear and tear coefficient in 1997 made as much as 47 per cent, having increased by 0.6% as opposed to 1996. Despite being stabilized during the previous three years, this index speaks of a certain ageing process of the fixed assets.

Financial Results of AO MOSENERGO in 1997

According to directive No.601 of AO MOSENERGO Director General worded as «Concerning the Accounting Policy in 1997» it is instructed, for the purposes of taxation control, to define the earnings gained in result of realization of the products (work performed, services rendered, assets sold) and nonmarket transactions as the payments go through (receipt of finances transferred to the Company and its branches banking accounts; commodity - exchange transactions supported with payment in securities; mutual settlements through the budgets of various levels).

The amount of balance profit based on the accrual basis accounting has made as much as 4,049,150 million rubles, whereas the one base on the cash basis accounting has made as much as 4,103,623 million rubles.

Out of the profit amount gained the Company has received in result of its major-line activities as much as 4,085,685 million rubles (or 99.6%) including:

– profit resulted from realization of electric power – 3,569,033 million rubles, or 88.0%;

– loses resulted from realization of thermoelectric power – 268,870 million rubles, or 0.06%;

– Company profit resulted from completion of works in the area of contractor-basis civil engineering programs has made 0.1% of the total profit;

– profit gained on completion of design development programs has made 0.3%.

The net profit of AO MOSENERGO, after the payments into the State budget, shall be directed to set up its Reserve Fund, Accumulation Fund and Consumption Fund, as stipulated by «Regulations on the Economic Mechanism of AO MOSENERGO, alongside with the contents of the approved business-plan.

Distribution of the net profit in 1997 has been carried out as follows:

– reserve Fund – 135,000 million rubles;

– accumulation Fund – 1,790,194 million rubles, including the investments in the amount of 1,072,850 million rubles;

– consumption Fund – 800,807 million rubles, including the dividends – 128,000 million rubles;

– finances doled and other withdrawals (charges for the nonstandard emission occurrences, penalties for delayed tax payments) – 54,276 million rubles.

AO MOSENERGO Financial Indices

	1995	1996	1997
Equity/Assets (%)	76,8	78,9	76,0
Debts/Equities ratio (%)	30,2	26,4	30,5
Difference between current assets and current liabilities (bn rbl)	2 478	3 755	8 437
Current ratio	1,52	1,51	1,51
Gross profit margin (%)	33,1	28,0	20,6
Assets per share (rbl)	8166	20734	22755
Liabilities per share	1877	4371	4969
Net assets per share	4 262	16 165	17 047
Net profit per share (rbl)	949,4	1095,2	1086,0
Dividend per share (rbl)	50	50	50

All figures have been calculated on the basis of accounting balance sheets and reports on the financial results and allocation of profit of the AO MOSENERGO, as shown in the «Financial Reports» part.

In the resulting figures, calculated on the basis of reports on the financial results and allocation of profit, the «as paid» profit figures were taken.

Equity/Assets – characterises the long-term financial stability of the enterprise: the higher the figure, the bigger the part of the Company's own assets and the smaller the dependence of the Company on the outside financing, such as loans and other credits. The above figure is also called «Self-sufficiency factor».

Total I of the expenses part + item 7 II of the expenses part (Consumption fund) + item 8 II of the expenses part (other short-term operating expenses) / Balance.

Debts/Equities ratio – this index indicates the financial stability. The dynamic value of this index indicates the low dependency of the AO MOSENERGO on the contributed capital.

Total II of the expenses part – item 7 II of the expenses part (Consumption fund) – item 8 II of the expenses part (other short-term operating expenses) / Total I of the expenses part + item 7 II of the expenses part (Consumption fund) + item 8 II of the expenses part (other short-term operating expenses).

The difference between current assets and current liabilities – is an absolute index, indicating the availability of the Company's own turnover assets.

Total II of the assets part of the annual report balance (Turnover assets) – (total II of the liabilities part of the annual report balance (Payments and other debits) – item 1 II of the liabilities part (long-term credits) – item 7 II of the liabilities part (consumption part) – item 8 II of the liabilities part (other short-term debits).

Current ratio – this index indicates the liquidity, i.e. the Company's ability to pay back the short-term credits in due time. Current ratio in general indicates the credibility of an enterprise and shows whether and to which extent the current short-term liabilities are covered by the material turnover assets.

Total II of the assets part of the annual report balance (Turnover assets) / total II of the liabilities part of the annual report balance (Payments and other debits) – item 1 II of the liabilities part (long-term credits) – item 7 II of the liabilities part (consumption part) – item 8 II of the liabilities part (other short-term debits).

Gross profit margin

Operating income (item 3 part I of the report on the financial results and allocation of profit) / Product

(works, services) sales (VAT not included) (item 1 part I of the report on the financial results and allocation of profit).

Assets per share

Balance / Number of shares issued.

Liabilities per share

Total II of the liabilities part of the annual report balance (Payments and other debits) – item 1 II of the liabilities part (long-term credits) – item 7 II of the liabilities part (consumption part) – item 8 II of the liabilities part (other short-term debits) / Number of shares issued.

Net assets per share

Balance – item 6 II of the liabilities part (Special project financing) – Total II of the liabilities part of the annual report balance (Payments and other debits) + item 7 II of the liabilities part (consumption part) / Number of shares issued.

Net profit per share

Net profit (item 2 part II of the report on the financial results and allocation of profit) / Number of shares issued.

Dividend per share

The amount of the dividend paid out (item 3 part II of the report on the financial results and allocation of profit - for dividend payment) / Number of shares issued.

Net profit margin

Net profit (item 2 part II of the report on the financial results and allocation of profit) / Product (works, services) sales (VAT not included) (item 1 part I of the report on the financial results and allocation of profit).



WORKING PART OF FIXED ASSETS
%
33
31
29
27
25
1995 1996 1997



FIXED ASSETS DEPRECIATION RATIO
%
48
47
46
45
44
43
42
1995 1996 1997



EQUITY/ASSETS RATIO
%
100
80
60
40
20
0
1993 1994 1995 1996 1997



NET PROFIT MARGIN
%
25
20
15
10
5
0
1993 1994 1995 1996 1997



CURRENT RATIO
2,0
1,5
1,0
0,5
0,0
1993 1994 1995 1996 1997

AUDIT COMMISSION CONCLUSION REPORT

The Audit Commission elected by the stockholders General Assembly held on April 22nd, 1996, having availed of its authority within its cognizance defined by Federal Law «On the Joint Stock Companies» and within the framework of cognizance provided by the internal instruments of the Company, have completed a review (audit) of the overall financial and economic activities of the Joint Stock Company «Mosenergo» performed throughout the year of 1997.

The public corporation for power engineering and electrification called Mosenergo has been performing its activities on the basis of its Articles of Association seconded by a resolution of stockholders General Assembly as of April 22, 1997, an incorporation record No. 12473-iu 4 to which extent being entered on July 7, 1997 into the register book of the Moscow Registration Chamber.

The Company has been keeping its accounting records, submitting the financial accounting documents in the way defined by Federal Law «On the Joint Stock Companies» and other effective legal deeds of the Russian Federation.

The Audit Commission acknowledges the authenticity of data comprised in the Annual Accounting Report for the period of 1997.

The Annual Accounting Report for the year of 1997 has been composed in volume and form in compliance with Directive No. 81N of the RF Ministry of Finances named «On the Annual Accountancy of Institutions» dated from November 21, 1997, as well as in conformity with the requirements of Directive No. 97 of November 12, 1996 issued by the Ministry of Finances of Russia.

The accounting reports of AO MOSENERGO have been composed to reflect three domains of economic activities:

- the city of Moscow;
- the industry;
- the Company.

The aggregate quarterly and annual accounting records of AO MOSENERGO have been drawn up with regard to the Company directive M601 of January 24, 1996 named «On Accounting Policy for the Year of 1997».

In order to determine the Company profit and to control its distribution a consolidation balance sheet together with an AO MOSENERGO report based on the total of accounting reports from 59 branches of Mosenergo have been drawn up.

In the year of report the AO MOSENERGO Company has been effecting payments into the State budget against such taxes as the income tax, property tax and local tax, alongside with deductions into the nonbudgetary funds. However, there have been some temporary delays in payment of some taxes, because of which the Company has suffered losses in the form of payment of fines and penalties on the all kinds of taxes in the amount of 10,162 million rubles.

The profit gained after the payment of taxes has been distributed according to the calculation list approved by the Board of Directors.

The Audit Commission has selectively verified some basic documents which have been found in accord with the data of the accounting documents.

According to its Operational Schedule 1997 the Audit Commission of AO MOSENERGO, in order to acknowledge the authenticity of the data accounted for in the year of account, has performed audits of financial-and-economic activities of 7 branches affiliated to the Company, together with the Directorate General of AO MOSENERGO. The inspection of financial and economic activities has been carried out in the following provinces:

– the way of keeping the running accountancy;

– thefts and embezzlements; inflicting damage; unreasonable discard of the fixed assets, nonmaterial assets and other commodities and material valuables;

– fines, penalties, over-expenditures against the calculation lists and time-tables; other losses which have made for the actual reduction of the Company profit;

– financial contributions and investments; profit distribution and utilization.

The AO MOSENERGO assets are made of the fixed assets, production reserves, and expenses allotted to and fixed with the Company branches.

There have been found no violations of the accounting routines and policies of the nature capable of producing serious adverse impact on the results of AO MOSENERGO financial and economic activities.

The Audit Commission is of the opinion that the produced aggregate accounting reports are correctly reflecting a financial position of AO MOSENERGO in 1997.

The annual taxation declarations around Moscow have been checked by the State Taxation Inspection body No. 5. The companies branched to AO MOSENERGO, located in the Moscow and Riazan city areas, have been inspected by the local taxation supervisory agencies.

In order to maintain its internal inspection to make sure that the accounting records of the Company are kept in the right way, the register book being a complete and authentic reflection of all economic operations, as well as in order to stir the inside reserves for improved efficiency of the power pool, there have been a crew of the auditors and economists provided for on the staff list of the Company.

AUDITOR CONCLUSION

Moscow **Introduction** February 17, 1998

The Auditing of AO MOSENERGO, the Joint-Stock Company of power and electrification, has been conducted by «VNESHAUDIT» auditing firm.

The Company has been registered by the Moscow Registration Chamber, Certificate No. 470.740, on February 17, 1992, at the legal address: Moscow, B.Yakimanka, 25-27/2.

Telephones:

256 6344, 256 9353; Fax 253 3744.

The settlement account of the Company No. 40702810200020000047 has been opened at the Moskvoretsky Branch of MIB, a/c 30101810000000000418, BIK 044583418.

At present, the Company is operating in accordance with the License N 000474, issued on February 27, 1995, issued by the Central Attestation-License Commission of the RF Finance Ministry for the period of three years.

The auditing has been conducted by a group of the auditors under the supervision of the leading auditor Yelena V. Safonova (Qualifying Certificate of CALAK of the Ministry of Finance of the RF No. 003 0069, issued on January 25, 1995 for the period of up to January 24, 2001).

Final part

The Auditor Conclusion has been prepared by the auditing firm «VNESHAUDIT» for the shareholders of the Joint-Stock Company of power and electrification «Mosenergo» and concerns the accounting documentation and report of the Open Joint-Stock Company of power and electrification «Mosenergo» for 1997.

1. We have conducted the auditing of the enclosed accounting reporting of the Open Joint-Stock Company «Mosenergo» (hereinafter - the «Company») for 1997. The below report has been prepared by the executive body of the Company, according to the Instruction about the Order of Filling of the Forms of the Annual Accounting Reports, authorized by the Order of the RF Finance Ministry, No. 97 dated November 12, 1996, and modified on November 21, 1997.

2. The responsibility for the preparation of the given report stays with the executive body of the Company. Our responsibility is to issue the opinion on reliability in all the essential aspects of the given report on the basis of the conducted auditing.

3. We conducted the auditing in accordance with the Temporary Rules of Auditor Activity in the Russian Federation, as authorized by the Decree of the President of the Russian Federation on December 22, 1993, No. 2363. The audit was planned and conducted so that to receive a sufficient assurance in that the accounting reporting did not contain any substantial distortions. The auditing included the selective checks to confirm the essential figures and explanations as presented in the accounting report. We

believe, that the conducted audit gives the sufficient basis to state the opinion on the reliability of the given report.

4. In our opinion, the accounting report enclosed with the present conclusion with the currency balance of 58 252 045 million rubles is valid, that it has been prepared so that to ensure in all essential aspects, the reflection of the assets and liabilities of the Company as of January 1, 1998, and the financial results of its activity for 1997, proceeding from the Regulations about book-keeping and reporting in the Russian Federation, authorized by the RF Finance Ministry, the Order of the RF Finance Ministry No. 170, dated December 26,1994.

The Company has no overdue payments or debts to the budget or to the non-budget social funds.

Director General	*Leading auditor*
L.M. Mitrofanov	*E.V. Safonova*



Data is prepared by Technical and Production Department of AO MOSENERGO. Photo by Vyacheslav Antonov (Press center of AO MOSENERGO)
Design by Vyacheslav Romanenko. Custom photographing by Vladimir Kiryukhin, Aleksei Matveyev.
Original model is made by RIA Media-PRESS, 125047 Moscow, P.B. 2. Tel.:(095)124-1170. E-Mail:mediapress@hotmail.com
Computer imposing and colour separation by Valentin Voznesensky.
Printing house «MENONSOVPOLIGRAF». Order No. 57-98

ELECTRICITY AND ENERGY PRODUCTION
STOCK COMPANY
«MOSENERGO»

8, Raushsskaya nab., Moscow 113035
Telex: USPFH A. T. Moscow 113037
Tel.: (095) 220-3530
Fax: (095) 230-6317, 230-6368